

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

October 08, 2009

Mr. Clarke H. Bailey
Chief Executive Officer and Chairman of the Board
EDCI Holdings, Inc.
11 East 44th Street, Suite 1201
New York, New York 10017

      RE: EDCI Holdings, Inc.
                 Form 10-K for the year ended December 31, 2008
                 Filed March 31, 2009
                 File No. 001-34015

Dear Mr. Bailey:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                 Sincerely,

                 Larry Spirgel
                 Assistant Director